Mail Stop 3010

July 27, 2009

VIA U.S. MAIL and FAX 203-618-5835

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

> **Re: Interactive Brokers Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed March 13, 2009**
> **File No. 001-33440**

Dear Mr. Brody:

We have reviewed your response letter dated July 1, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.
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Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview of Recapitalization Transactions and Organizational Structure, page 31

1. We note your response to comment 3 and your reference to the "Exchange Agreement." Please tell us why you have not included this agreement as an

exhibit to the Form 10-K. Refer to Item 601 of Regulation S-K. To the extent you include this agreement as an exhibit, please ensure that you have filed the final, executed agreement and included all exhibits to the agreement. In this regard, we note that the form of agreement filed on April 26, 2009 as Exhibit 10.6 to the Form S-1 does not include Exhibits A-C.

Financial Statements

Notes to Consolidated Financial Statements

4. Stockholders' Equity

Diluted earnings per share, page 72

2.   We have reviewed your response to comments number 8 and 9. It appears that you have presented a non-GAAP financial measure in the notes to your financial statements as the net income available for common stockholders includes the net income of IBG LLC that is not attributable to IBG, Inc. and the weighted average shares of common stock outstanding assumes the issuance of shares in exchange for the remaining interest in IBG LLC, which does not appear to meet the definition of potential common shares under SFAS 128. As such, please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K. Additionally, please revise your financial statements to include the calculation of diluted earnings per share computed in accordance with SFAS 128, including reconciliation of the numerator to net income available for common stockholders.

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Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney Advisor, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief